Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888 4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888 4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888 4136 ir@cemex.com

CEMEX ANNOUNCES EXCHANGE OFFERS FOR ITS 2014

EUROBONDS AND PERPETUAL SECURITIES

MONTERREY, MEXICO. February 27, 2012 – CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”), announced today the commencement of exchange offers made on a private placement basis to exchange the currently outstanding Euro-denominated 4.75% Notes due 2014 (“Eurobonds”) and outstanding series of Perpetual Debentures for new senior secured notes to be denominated in Dollars or in Euros. CEMEX is offering the holders of:

•	€885 million of Eurobonds issued by CEMEX Finance Europe B.V.; and
•	€147 million of Perpetual Debentures issued by a special purpose vehicle the right to exchange for either of the following new securities to be issued by CEMEX España, S.A., acting through its Luxembourg branch,

•	USD 9.875% Senior Secured Notes due 2019; and
•	EUR 9.875% Senior Secured Notes due 2019.

CEMEX is also offering the holders of:

•	U.S.$748 million of three series of Perpetual Debentures issued by special purpose vehicles the right to exchange for the following new securities to be issued by CEMEX España, S.A., acting through its Luxembourg branch,

•	USD 9.875% Senior Secured Notes due 2019.

Both series of new notes will have the benefit of guarantees and collateral that are substantially similar to other senior secured notes issued or guaranteed by CEMEX.

The exchange offers will be open for 20 business days from February 27, 2012 (until 11:59 p.m., New York City time, on March 23, 2012, the Expiration Date). Holders who tender notes on or prior to 5:00 p.m., New York City time, on March 9, 2012, the Early Tender Date, will be entitled to an early participation fee. Holders who tender thereafter will not be entitled to such early participation fee.

The following table shows the exchange ratios for tendered notes with and without the early participation fee.

	Consideration for $1,000 or €1,000 of principal amount tendered
Security to be tendered	Early participation fee	Exchange consideration if tendered at or prior to Expiration Date	Total consideration if tendered at or prior to Early Tender Date
Eurobonds 4.75% due 2014	€50.00	€950.00	€1,000.00
C5 6.196% Perpetual Debentures	$30.00	$600.00	$630.00
C8 6.640% Perpetual Debentures	$30.00	$700.00	$730.00
C10 6.722% Perpetual Debentures	$30.00	$725.00	$755.00
C10-EUR 6.277% Perpetual Debentures	€30.00	€615.00	€645.00

CEMEX is undertaking this transaction as part of its ongoing strategy to strengthen its capital structure and to regain financial flexibility through debt reductions and maturity extensions.

For more detailed information about the exchange offers, please refer to the information below included in this press release.

CEMEX, S.A.B. de C.V. (“CEMEX”) announced today the commencement of five separate exchange offers (the “Exchange Offers”) being made on a private placement basis to exchange currently outstanding Euro-denominated 4.75% Notes due 2014 (“Eurobonds”) and outstanding series of Perpetual Debentures for new senior secured notes to be denominated in Dollars or in Euros. CEMEX’s subsidiary, CEMEX España, S.A. (“CEMEX España”), acting through its Luxembourg branch (the “Issuer”), is offering to exchange:

(1)

9.875% Euro-denominated senior secured notes due 2019 (“Euro Notes”) issued by the Issuer and guaranteed by CEMEX and its subsidiaries, CEMEX Mexico, S.A. de C.V. (“CEMEX México”) and New Sunward Holding B.V. (“New Sunward” and, together with CEMEX and CEMEX México, the “Guarantors”), or at the option of the Holder, 9.875% U.S. Dollar-denominated senior secured notes due 2019 (“Dollar Notes,” and together with the Euro Notes, the “New Notes”) issued by the Issuer and guaranteed by the Guarantors, for any and all of the Eurobonds issued by CEMEX Finance Europe, B.V. and guaranteed by CEMEX España, at €950 per €1,000 principal amount tendered;

(2)

Dollar Notes for any and all of the U.S. dollar-denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C5 Capital (SPV) Limited, at U.S.$630 per U.S.$1,000 principal amount tendered;

(3)

Dollar Notes for any and all of the U.S. dollar-denominated 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C8 Capital (SPV) Limited, at U.S.$700 per U.S.$1,000 principal amount tendered;

(4)

Dollar Notes for any and all of the U.S. dollar-denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10 Capital (SPV) Limited, at U.S.$725 per U.S.$1,000 principal amount tendered; and

(5)

Euro Notes, or at the option of the holder, Dollar Notes for any and all of the Euro-denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10-EUR Capital (SPV) Limited, at €615 per €1,000 principal amount tendered.

The Issuer will not accept for exchange any tender that would result in the issuance of Dollar Notes below the minimum denominations of U.S.$150,000 or in the issuance of Euro Notes below the minimum denomination of €100,000. The terms of the Exchange Offers are described more fully in (i) the Offering Memorandum, dated February 27, 2012, relating to the Exchange Offer for the Eurobonds and (ii) the Offering Memorandum and Letter of Transmittal, each dated February 27, 2012, relating to the Exchange Offers for the Perpetual Debentures.

The New Notes will be callable commencing on the fourth anniversary of their initial issuance. The terms of the Exchange Offers provide for the exchange of the 4.75% Notes at par if exchanged (and not withdrawn) prior to the early participation date described below and at discounts from their principal thereafter, which may result in a reduction in the aggregate principal amount of CEMEX’s outstanding financial obligations. The terms of the Exchange Offers provide for the exchange of the Perpetual Debentures at discounts from their principal amounts and thus, to the extent Perpetual Debentures are exchanged for New Notes, will reduce the aggregate principal amount of CEMEX’s outstanding financial obligations.

The New Notes (i) will represent senior obligations of the Issuer, (ii) will be unconditionally guaranteed by the same guarantors as guarantee the dual currency notes issued in connection with the Perpetual Debentures: CEMEX, CEMEX México and New Sunward, and (iii) will share the same collateral that secures the obligations under such dual currency notes, the Financing Agreement, dated August 14, 2009, as amended, and other senior secured debt issued or guaranteed by CEMEX having the benefit of such collateral.

The Exchange Offers will expire at 11:59 p.m., New York City time, on March 23, 2012, unless extended or earlier terminated (which CEMEX may do in its absolute discretion). Eligible holders of the Eurobonds who properly tender and do not validly withdraw their Eurobonds by 5:00 p.m., New York City time, on March 9, 2012 will receive an early participation fee of €50 per €1,000 of principal amount tendered. Eligible holders of the Perpetual Debentures who properly tender and do not validly withdraw their Perpetual Debentures by 5:00 p.m., New York City time, on March 9, 2012 will receive an early participation fee of U.S.$30 per U.S.$1,000 of principal amount tendered for the U.S. dollar-denominated Perpetual Debentures, and €30 per €1,000 of principal amount tendered for the Euro-denominated Perpetual Debentures. Eligible holders that properly tender their securities will not be able to validly withdraw them after 5:00 p.m., New York City time, on March 9, 2012. The early participation fee will be paid in the form of additional principal amount of New Notes in denominations of €1,000 principal amount of Euro Notes or U.S.$1,000 principal amount of Dollar Notes, as applicable, with the total amount of consideration rounded down to the nearest €1,000 or $1,000, as the case may be.

In the event holders of Eurobonds and the 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures elect to receive Dollar Notes, the amount of Dollar Note consideration to be received by such holders will be calculated by multiplying the applicable Euro consideration by the Euro/Dollar exchange rate to be published by the European Central Bank on March 9, 2012. This exchange rate shall remain fixed for the duration of the Exchange Offers.

The Exchange Offers are being made within the United States only to “qualified institutional buyers” pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons that are not “U.S. persons,” as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who would be participating in any transaction in accordance with Regulation S. The New Notes to be offered have not been registered under the Securities Act and may not be offered or sold in the United States absent an applicable exemption from registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy Eurobonds, Perpetual Debentures or New Notes in any jurisdiction in which such an offer or sale would be unlawful.

The information contained in this announcement does not constitute an invitation or inducement to engage in investment activity within the meaning of the United Kingdom Financial Services and Markets Act 2000. In the United Kingdom, this announcement is being distributed only to, and is directed only at (i) investment professionals who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). The information contained in this announcement must not be acted on or relied on in the United Kingdom by persons who are not Relevant Persons. In the United Kingdom, the New Notes are only available to, and any investment or investment activity to which this announcement relates is available only to Relevant Persons, and will be engaged in only with such persons. Any person who is not a Relevant Person should not act or rely on the information contained in this announcement.

The New Notes will not be registered with the National Securities Registry, maintained by the Mexican National Banking and Securities Commission, and may not be offered or sold publicly in Mexico. The New Notes may be offered in Mexico to qualified and institutional investors, pursuant to the private placement provisions set forth in Article 8 of the Mexican Securities Market Law.

Application has been made to the Irish Stock Exchange for the New Notes to be admitted to trading on the Global Exchange Market which is the exchange regulated market of the Irish Stock Exchange.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the offerings described herein will be consummated or as to the terms of any such offering. CEMEX assumes no obligation to update or correct the information contained in this press release.